MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

March 12, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 by MFS® Variable Insurance Trust II

Dear Sir or Madam:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of this Form N-14 is to effect a reorganization of MFS Strategic Value Portfolio, (“Strategic Value Portfolio”) with MFS Value Portfolio (“Value Portfolio”), each a series of MFS Variable Insurance Trust II, pursuant to which Value Portfolio will acquire all of the assets and liabilities of the Strategic Value Portfolio (the “Reorganization”). The Registration Statement includes shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy which are proposed to be used by the MFS Strategic Value Portfolio in connection with the Strategic Value Portfolio’s Special Meeting of Shareholders expected to be held on June 11, 2009. It is intended that definitive proxy materials be mailed to shareholders of the Strategic Value Portfolio on or around April 24, 2009.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-5182.

Very truly yours,

SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary & Clerk

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